Exhibit 99.12

Bookham Technology Is Selected by Sumitomo Electric To Supply Passive Optical Components for Broadband Access Systems

SANTA ROSA, CA, USA, JUNE 16 2004 – Bookham Technology plc (“Bookham”) (LSE: BHM; NASDAQ: BKHM), a leading provider of optical, components, modules and subsystems has been selected by Sumitomo Electric Industries (SEI), Ltd. (TSE: 5802) to supply critical passive optical components for the company’s fiber-to-the-premise (FTTP) broadband systems.

SEI’s products are being used in next generation telecommunications access networks for two-way broadband residential video and telephony transport.  These products consist of distribution hubs and access terminals that will integrate Bookham’s passive optical components into a suite of next generation optical line terminal equipment (OLT) and optical network unit interfaces (ONU).

“We are pleased to have been selected by SEI as the main vendor for their FTTP program,” said Conrad Burke, Senior Vice President of Worldwide Sales for Bookham Technology. “We have been working very closely with SEI to develop specific optical passive component solutions for their strategic next generation access platform,” he added.

SEI has long been an industry leader for the Japanese FTTP market and has recently been selected by one of the largest regional telephone companies in the US to supply a broad range of solutions for a large scale FTTP rollout.

“We are delighted to be working with an industry leader like Bookham Technology,” said Dr. Yoshi Suetsugu, for SEI. “We selected Bookham because of their industry leading thin film filter technology which offers the best technology and cost solution available in the market,” he added.

“This is positive news for the optical components market to see two complementary leading vendors like Bookham and SEI working together,” said Karen Liu, Director of Optical Component Research at RHK, a leading industry research firm. “The combination of Bookham’s leading thin film filters and SEI’s FTTP systems history will create a strong presence in the growing FTTP market.”

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www.bookham.com	Thinking Optical Solutions

Notes to editors

Contact:	or	Brian Dolby/ Helen Lyman Smith
Sharon Ostaszewska		GBCS Public Relations
Bookham Technology plc		Tel +44 (0) 115 950 8399
+44 (0) 1235 837000		brian@gbcspr.com/helen@gbcspr.com

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical, components, modules and subsystems.  Bookham’s disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality and solutions to customers, which offer higher performance, lower cost and provide greater subsystems capability to meet their customers’ needs.  The company’s optical components, modules and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial and military.  In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi.  In 2003, the company acquired Ignis Optics, Inc. and the business of Cierra Photonics Inc. In March 2004, the company completed the acquisition of New Focus, Inc. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, US, Canada, and Switzerland; offices in the UK, US, France, Italy, and China; and employs approximately 1750 people worldwide.

More information on Bookham Technology is available at www.bookham.com

Bookham is a registered trademark of Bookham Technology plc.

Sumitomo Electric Industries, Ltd. (TSE: 5802) designs, manufactures and sells optical fiber, cable and components, advanced electronic devices, and automotive parts. Through a successful strategy of research and diversification, SEI has become one of the world’s leading companies at the forefront of the revolution in information and communications. The company has operations around the world in more than 25 countries and employs 80,000 people. SEI reported group net sales of 1,489 billion yen for the year ended March 2003. www.sei.co.jp